EXHIBIT 99.1

Ero Announces Result of Year-Long Value-Creation Initiative at Xavantina, Commences First Gold Concentrate Sales in Q4 2025

VANCOUVER, British Columbia, Nov. 04, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the results of a year-long effort to create additional value from its Xavantina Operations, located in Mato Grosso State, Brazil as well as an update of its National Instrument 43-101 (“NI 43-101”) compliant mineral reserve and resource estimate. The mineral reserve and resource estimate for the Xavantina Operations incorporates drilling activities and mining depletion on the property through June 30, 2025.

HIGHLIGHTS

  Beginning in late 2024, the Company launched a transformational value-creation initiative at its Xavantina Operations, which included comprehensive sampling, metallurgical testing, material characterization, and commercial negotiations to capture value from stockpiled gold concentrates produced in small but high-grade quantities since processing operations began in 2012.

  To date, the Company has sampled approximately 20% of the total stockpile volume of approximately 60,000 cubic meters, resulting in a maiden inferred mineral resource estimate of approximately 29,000 ounces (24,000 tonnes at 37.4 grams per tonne ("gpt")) in high-grade, marketable gold concentrate within the sampled volume.

  In October 2025, the Company successfully completed initial shipments of approximately 3,000 tonnes of gold concentrate and expects to ramp up shipments through year-end, selling approximately 10,000 to 15,000 tonnes during Q4 2025.

  The Company entered into a sales contract for expected 2025 gold concentrate volumes with an expected net payability, prior to streaming adjustments and after deductions, treatment and refining charges, ranging between 90% and 95% based on the final concentrate grade, port of destination, and the prevailing gold price at the time of sale. Operating costs for excavating, drying, loading, transportation and seaborne freight are expected to be approximately $300 to $500 per ounce.

  Additional sampling campaigns are underway to quantify the remaining gold concentrate density and grade. The Company expects to complete sampling, shipments, and sales of the remaining volume over the next 12 to 18 months, which is expected to significantly bolster gold sales from the Xavantina Operations.

  In parallel, the Company's ongoing exploration efforts continued to extend the known limits of mineralization within the mine, resulting in meaningful increases in overall measured and indicated resources, which now total 664,000 ounces (comprised of approximately 81,000 ounces of measured resources and 583,000 ounces of indicated resources), inclusive of mineral reserves, and an inferred mineral resource of 365,000 ounces.

  The Company commenced infill drilling and additional engineering studies in Q4 2025 to further upgrade new extensions of mineralization identified within the mine and support a planned expansion of underground operations at Xavantina following the successful transition to mechanized mining earlier in the year.

"We are extremely proud of the work we are doing at Xavantina to extend mine life, enhance safety, improve productivity, and pursue multiple studies aimed at increasing total production for years to come," said Makko DeFilippo, Chief Executive Officer. "We are equally proud to have delivered on a behind-the-scenes year-long initiative to unlock additional value from within our portfolio through the first phase of gold concentrate sales."

"2025 has been a transformational year in many respects. The successful mechanization of the Xavantina Operations and the start of gold concentrate sales, set against a backdrop of $4,000 gold, represent incredibly rewarding achievements for our entire team. We remain excited about both the short- and long-term opportunities at Xavantina we see in front of us."

2025 MINERAL RESERVE AND RESOURCE ESTIMATE

	2025 Mineral Reserves & Resources
	Tonnes (kt)	Grade (Au gpt)	Contained Au (koz)
Santo Antônio Vein
Proven Reserve	221	6.48	46.1
Probable Reserve	1,793	6.98	402.5
Proven & Probable Reserves	2,014	6.93	448.6

Measured Resource	312	8.05	80.8
Indicated Resource	1,949	8.75	548.2
Measured & Indicated Resources	2,261	8.65	628.9

Inferred Resource	1,057	9.31	316.5

Matinha Vein
Proven Reserve	—	—	—
Probable Reserve	82	6.65	17.6
Proven & Probable Reserves	82	6.65	17.6

Measured Resource	—	—	—
Indicated Resource	98	11.11	35.1
Measured & Indicated	98	11.11	35.1

Inferred Resource	84	7.26	19.7

Gold Concentrates
Inferred Resource	24	37.41	29.3

Total Xavantina Operations
Proven Reserve	221	6.48	46.1
Probable Reserve	1,875	6.97	420.1
Proven & Probable Reserves	2,096	6.92	466.2

Measured Resource	312	8.05	80.8
Indicated Resource	2,047	8.86	583.3
Measured & Indicated Resources	2,359	8.75	664.0

Inferred Resource	1,166	9.75	365.4

Note: 2025 mineral reserve and resource estimates are effective as at June 30, 2025. Presented mineral resources are inclusive of mineral reserves. All figures have been rounded to reflect the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. See below notes on mineral reserve and resource estimates for additional technical and scientific information.

NOTES ON MINERAL RESERVES AND RESOURCES

The 2025 mineral reserve and mineral resource estimates are effective as at June 30, 2025. Mineral resources are presented, including mineral reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

The 2025 mineral reserve and resource estimates for the Xavantina Operations are prepared under the supervision of and verified by Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Manager, Resources & Reserves of the Company who is a “qualified person” within the meanings of NI 43-101.

Reference herein of $ or USD is to United States dollars and BRL is to Brazilian reais. Mineral Reserves for the Xavantina Operations have been estimated using a gold price of $2,100/oz, and the exchange rate used for mineral reserve and resource estimates was USD/BRL 5.50.

Grade shells using a value of 0.1 gpt gold were used to generate a 3D mineralization model of the Xavantina Operations. Within the grade shells, mineral resources were estimated using ordinary kriging within 10 meter by 10 meter by 2 meter block size, with a minimum sub-block size of 1.25 meter by 1.25 meter by 0.5 meter, and the mineral resource estimate was constrained using a minimum stope dimension of 2.0 meters by 2.0 meters by 1.5 meters, a cut-off of 1.46 gpt based on underground mining and processing costs of US$107 per tonne and a gold price of US$2,500 per ounce.

The 2025 inferred mineral resource estimate for gold concentrates was determined using gold assay data compiled from 25 auger drill holes drilled at an approximate spacing of 12.5 meters at depths ranging between 2.0 to 3.0 meters. Auger holes were sampled on 1.0 meter intervals producing 68 sample composites. Samples were analyzed for gold content at the Xavantina laboratory using fire-assay and verified by an independent third-party laboratory (see Quality Assurance and Quality Control). Grade estimation within the gold concentrate stockpile was determined using the Inverse Quadratic Distance interpolation method constrained to the volume that was sampled.

The 2025 mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical estimation methods combined with economic and mining parameters appropriate for the deposit. Mineral reserves represent the economically mineable portion of the measured and indicated mineral resources.

The 2025 mine plan incorporates the Sublevel Stoping (SLS) mining method, replacing the previously used room-and-pillar and cut-and-fill methods in most areas. Practical mining shapes (wireframes) were designed using geological wireframes and mineral resource block models as a guide to ensure operational selectivity and mineability.

Mining parameters applied to the reserve estimates include total dilution and recovery factors appropriate for each mining area, as summarized below:

  Productive stopes: 23% planned dilution and 10% operational dilution, for a total of 33%, with an assumed mining recovery of 90%.
  Remaining room-and-pillar areas: 7.0% planned dilution and 8.5% operational dilution, for a total of 16% dilution, with an assumed mining recovery of 92.5%.

QUALIFIED PERSONS AND THE NI 43-101 TECHNICAL REPORT

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) has reviewed, verified and approved the scientific and technical information contained in this press release, including the sampling, analytical and test data underlying the information contained in this press release. Mr. Monteiro is Manager, Resources & Reserves of the Company and is a “qualified person” within the meanings of NI 43-101.

The Company will file the associated NI 43-101 compliant report on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), and publish this report on the Company’s website (www.erocopper.com), within 45 days of this press release, which will serve as an update to the report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 Consultoria Mineral Ltda. (the “2022 Xavantina Technical Report").

QUALITY ASSURANCE & QUALITY CONTROL

Current QA/QC Program

At the Xavantina Operations, the Company is currently drilling underground with third-party contracted core drill rigs. During the period from June 2024 to June 2025, third party drill rigs were operated by Trust Drilling Solutions and Foraco Sondagem S.A. who are independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at our secure core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected on a minimum of 0.5 meters and a maximum of 2.0 meters with an average length of 0.5 meters. Sampling commences at least 1.0 meter before the start of the mineralized zone and continues at least 1.0 meter beyond the limit of the mineralized zone. Sample collection is performed at our core logging facilities with all sample preparation performed at ALS Brasil Ltda.'s laboratory or SGS Geosol - Laboratórios Ltda's laboratory, both of which are located in Goiânia, Brazil. Samples are analyzed by the certified laboratories of ALS Peru S.A. or SGS Geosol - Laboratórios Ltda, both of whom are independent of the Company. Gold content is preferentially determined using screen fire assay. If the sample isn't sufficiently weighted, fire assay is used. All sample results used in the preparation of the 2025 updated mineral resource and reserve estimate have been monitored through a quality assurance and quality control ("QA/QC") program that includes the insertion of certified standards, blanks and field duplicates at a rate of one standard, one blank, and one field duplicate sample per every 10 samples for a blended rate of approximately 5%.

The 2025 inferred mineral resource estimate associated with gold concentrates at the Xavantina Operations employed a QA/QC program at a total control rate of approximately 24% which included the regular insertion of 7 blanks, 7 duplicates and 7 certified standards within the 68 auger drilling composite samples. Gold content for auger samples was determined using fire assay at the Xavantina Operation's on-site laboratory All 89 gold concentrate samples, including the 21 regularly inserted QA/QC samples, were sent to the certified laboratories of ALS Brasil Ltda. or ALS Peru S.A., both of whom are independent of the Company, for third-party verification of density and gold assay results.

QA/QC Validation

The QA/QC validation process undertaken for the 2025 updated mineral resource and reserve estimates for the Xavantina Operations is consistent with the process set out in the 2022 Xavantina Technical Report.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper and gold producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for the right to acquire a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production at the Xavantina Operations; the estimation of mineral reserves and mineral resources; the discovery of additional mineralization and the potential for positive impacts on production rates from the mine or processing facilities; the significance of any particular exploration program or result (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and the successful development of new deposits; the Company's ability to monetize gold concentrates produced at the Xavantina Operations, including expectations for operating costs, payability, the actual grades of gold concentrates sold, statements with respect to total volume or tonnes of gold concentrate to be sold, and the timing therein, as well as the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration and the potential to convert any portion of the inferred mineral resource base to economically viable mineral reserves; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.